Exhibit 12
Consolidated Ratio of Earnings to Fixed Charges Ameriprise Financial, Inc.
	Years Ended December 31,
	2017	2016	2015	2014	2013
	(dollars in millions)
Earnings:
Pretax income attributable to Ameriprise Financial, Inc.	$2,214	$1,592	$2,017	$2,165	$1,829
Interest and debt expense (1)	209	243	390	330	283
Interest portion of rental expense	25	23	23	30	29
Amortization of capitalized interest	3	4	4	5	5
Undistributed (gain) loss from equity investees	92	49	14	10	(1)
Minority interest in pretax losses	—	—	(97)	(103)	—
Minority interest in pretax income of subsidiaries that have incurred fixed charges	—	—	222	484	141
Total earnings before banking and deposit interest expense and interest credited to fixed accounts (a)	2,543	1,911	2,573	2,921	2,286
Banking and deposit interest expense and interest credited to fixed accounts	704	664	697	742	838
Total earnings (c)	$3,247	$2,575	$3,270	$3,663	$3,124

Fixed charges:
Interest and debt expense (1)	$209	$243	$390	$330	$283
Estimated amount of interest in rental expense	25	23	23	30	29
Capitalized interest	3	3	3	2	2
Total fixed charges before banking and deposit interest and interest credited to fixed accounts (b)	237	269	416	362	314
Banking and deposit interest expense and interest credited to fixed accounts	704	664	697	742	838
Total fixed charges (d)	$941	$933	$1,113	$1,104	$1,152

Ratio of earnings to fixed charges before banking and deposit interest expense and interest credited to fixed accounts (a/b)	10.7	7.1	6.2	8.1	7.3
Ratio of earnings to fixed charges (c/d)	3.5	2.8	2.9	3.3	2.7
(1) Interest on non-recourse debt of consolidated investment entities is included in interest and debt expense provided in the table above.

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